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Exhibit 4.4

LIBERTÉ INVESTORS INC.

SHARES OF COMMON STOCK

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO RECORD STOCKHOLDERS OF
LIBERTÉ INVESTORS INC.

, 2004

Dear Stockholder:

        This notice is being distributed by Liberté Investors Inc. ("Liberté") to all holders of record ("Recordholders") of shares of its common stock, par value $0.01 per share (the "Common Stock"), at 5:00 p.m. New York City time on            , 2004 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of its Common Stock. The Rights are described in Liberté's Join Proxy Statement/Prospectus dated                        , 2004 (the "Join Proxy Statement/Prospectus").

        In the Rights Offering, Liberté is offering Rights for an aggregate of 12,559,552 shares of its Common Stock (the "Underlying Shares"), as described in the Join Proxy Statement/Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on            , 2004, unless extended in the sole discretion of Liberté (as it may be extended, the "Expiration Date").

        As described in the accompanying Join Proxy Statement/Prospectus, you will receive one Right for each share of Common Stock owned of record as of 5:00 p.m. New York City time on the Record Date. Each Right will allow you to subscribe for 0.61 shares of Common Stock (the "Subscription Privilege") at the cash price of $4.00 per share (the "Subscription Price"). No fractional shares of Common Stock will be issued in the Rights Offering. Instead, the number of shares of Common Stock distributed will be rounded down, and in such case, any excess funds paid will be returned to you without interest as soon as practicable after the Expiration Date.

        The Rights will be evidenced by certificates (the "Subscription Rights Certificates") and may not be assigned gifted, purchased or sold to anyone else.

        Enclosed are copies of the following documents:

        1.     Join Proxy Statement/Prospectus;

        2.     Subscription Rights Certificate;

        3.     Instructions as to "Use of Liberté Investors Inc. Subscription Rights Certificates" (including a "Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by Liberté Investors Inc."); and

        4.     A return envelope addressed to The Bank of New York, the Subscription Agent.

        Your prompt action is requested. To exercise the Rights, you should properly complete and sign the Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege, to the Subscription Agent, as indicated in the Join Proxy Statement/Prospectus. The Subscription Agent must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. You cannot revoke the exercise of your Rights. Any Rights not exercised prior to the Expiration Date will expire without value.

        Additional copies of the enclosed materials may be obtained from Ellen V. Billings, Secretary of Liberté, at (214) 871-5935.

                                                                                                  Very truly yours,

                                                                                                  LIBERTÉ INVESTORS INC.

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LIBERTÉ INVESTORS INC. SHARES OF COMMON STOCK OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO RECORD STOCKHOLDERS OF LIBERTÉ INVESTORS INC.